Exhibit (e)(8)

CDI CORP.

July 19, 2017

AE Industrial Partners, LLC

2500 N. Military Trail, Suite 470

Boca Raton, FL 33431

TO AE INDUSTRIAL PARTNERS, LLC:

This letter agreement relates to the discussions between CDI Corp. (“CDI”) and its affiliates and AE Industrial Partners, LLC and its affiliates (“AE”) regarding the potential acquisition (the “Potential Acquisition”) of CDI and its subsidiaries (collectively, the “Company”). In consideration of the time, effort and expense incurred and anticipated to be incurred by the parties in connection with pursuing the Potential Acquisition, the parties agree as follows:

1.	Exclusivity.

(a) During the Exclusivity Period (as defined below), neither CDI nor any of its subsidiaries nor any of their respective officers, directors, employees or representatives (including any investment banker, attorney or accountant retained by CDI or any of its subsidiaries) will, directly or indirectly, (I) engage in any discussions or negotiations concerning the sale or other disposition of all or a substantial portion of the Company, whether by sale or disposition of securities, merger, sale of assets or otherwise, other than the Potential Acquisition with AE (any such sale or disposition, an “Acquisition Proposal”), or otherwise initiate, solicit or knowingly encourage, assist or facilitate any effort relating to an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, or (II) engage in any discussions with, or furnish any information concerning CDI or any of its subsidiaries to, any third party who has made, or in response to, an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in this letter agreement, if at any time after the date hereof and prior to the consummation of a Potential Acquisition, CDI receives an unsolicited written Acquisition Proposal (which Acquisition Proposal was made after the date of this letter agreement and did not results from a material breach of this letter agreement), CDI and its representatives may, subject to compliance with this paragraph and prior written notice to AE at jnemo@aeroequity.com and kkonert@aeroequity.com, engage in negotiations or discussions with, or furnish information and reasonable access to, the third party (including such third party’s representatives) making such Acquisition Proposal if CDI determines in good faith, after consultation with its outside legal counsel and financial advisor, and based on information then available, that such Acquisition Proposal constitutes or could reasonably be expected to lead to or result in a proposal that is more favorable to the stockholders of CDI than the Potential Acquisition.

(c) Notwithstanding anything to the contrary contained in this letter agreement, CDI may, following the receipt of an Acquisition Proposal and with prior written notice to AE at jnemo@aeroequity.com and kkonert@aeroequity.com, contact the third party (including such third party’s representatives) making such Acquisition Proposal to (i) clarify and understand the terms and conditions thereof to facilitate CDI’s determination with respect to the foregoing paragraph or (ii) inform such third party of the provisions of this letter agreement.

(d) The “Exclusivity Period” shall begin on the date and at the time on which AE and CDI execute and deliver this letter agreement and shall end on the earliest of (i) 11:59 p.m. Eastern Daylight Time on Tuesday, July 25, 2017, (ii) the date following the date on which CDI delivers written notice to AE, if AE proposes to modify any material term or condition of the Potential Acquisition (including price, the material terms and conditions of any financing, or other material terms) from the terms and conditions outlined in discussions had, and documents exchanged, between AE and its representatives and CDI and its representatives prior to the date hereof in a manner materially adverse to CDI and AE does not retract such proposal within 24 hours following such notice, and (iii) the date upon which the parties by written agreement abandon negotiations with respect to the Potential Acquisition.

2. Efforts. Each party hereto intends to work expeditiously to complete the documentation required in connection with the Potential Acquisition as promptly as practicable. In particular, AE will provide CDI with (i) an updated draft equity commitment letter and a draft tender and support agreement by 11:59 p.m. Eastern Daylight Time on Wednesday, July 19, 2017, and (ii) an updated draft Agreement and Plan of Merger by 11:59 p.m. Eastern Daylight Time on Thursday, July 20, 2017. AE’s failure to produce the documents required by (i) and (ii) of this paragraph by the proscribed dates and times will permit CDI to terminate this letter agreement.

3. Disclosure. This letter agreement is confidential and shall be covered by the terms of the confidentiality agreement, dated as of May 12, 2017, between AE and CDI and the confidentiality agreement, dated as of February 27, 2017, between Belcan, LLC and CDI, each of which remains in full force and effect.

4. Miscellaneous.

(a) THIS LETTER AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each party hereto agrees that it shall bring any litigation with respect to any claim arising out of or related to this letter agreement only in the Court of Chancery located in the state of Delaware and any state appellate court therefrom or in the Federal District Court for the District of Delaware and any appellate court therefrom (the “Chosen Courts”) and, solely in connection with claims arising under this letter agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over either party hereto, and (iv) agrees not to seek a transfer of venue on the basis that another forum is more convenient.

(b) This letter agreement may be executed in two counterparts, each of which shall be an original and all of which together shall constitute one and the same agreement, with the same effect as if the signatures thereto and hereto were upon the same instrument.

(c) Notwithstanding anything in the foregoing that may be deemed to the contrary, unless and until any definitive agreement is executed and delivered with respect to the Potential Acquisition (and, in that case, subject to the terms and conditions expressed therein), no party to this letter agreement is under any obligation to proceed with or consummate the Potential Acquisition.

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter agreement enclosed herewith.

Very truly yours,

CDI CORP.

By	/s/ Brian D. Short
	Name:	Brian D. Short
	Title:	EVP, CAO

Confirmed and agreed to as of the date first written above.

AE INDUSTRIAL PARTNERS, LLC

By	/s/ Kirk Konert
Name: Kirk Konert
Title: Principal

[Signature Page to Letter Agreement]